UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PROLONG INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

743409-10-4

(CUSIP Number)

Marshall S. Geller

St. Cloud Capital Partners, LP

10866 Wilshire Boulevard, Suite 1450

Los Angeles, California 90024

(310) 475-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

W. Alex Voxman

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

March 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

(Continued on the following page)

CUSIP No. 206013104	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON St. Cloud Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,716,473 shares* 8 SHARED VOTING POWER 3,716,473 shares* 9 SOLE DISPOSITIVE POWER 3,716,473 shares* 10 SHARED DISPOSITIVE POWER 3,716,473 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,473 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IV, PN

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON SCGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,716,473 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,716,473 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,473 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON OO

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON St. Cloud Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,716,473 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,716,473 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,473 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON OO

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON Marshall S. Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,716,473 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,716,473 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,473 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON Cary Fitchey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 3,716,473 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 3,716,473 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,716,473 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).

14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON Bedford Oak Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 337,265 shares* 8 SHARED VOTING POWER 337,265 shares* 9 SOLE DISPOSITIVE POWER 337,265 shares* 10 SHARED DISPOSITIVE POWER 337,265 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,265 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IV, PN

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON Bedford Oak Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 337,265 shares* 8 SHARED VOTING POWER 337,265 shares* 9 SOLE DISPOSITIVE POWER 337,265 shares* 10 SHARED DISPOSITIVE POWER 337,265 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,265 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IV, CO

*	See response to Item 5(a).

CUSIP No. 206013104	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares* 8 SHARED VOTING POWER 674,530 shares* 9 SOLE DISPOSITIVE POWER 0 shares* 10 SHARED DISPOSITIVE POWER 674,530 shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,530 shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (based on 33,520,405 shares of Prolong International Corporation’s Common Stock outstanding as of December 31, 2004 as reported by the Company).
14	TYPE OF REPORTING PERSON IN

*	See response to Item 5(a).

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 (this “Amendment”) to that certain Schedule 13D, dated December 4, 2003 (as amended by that certain Amendment No. 1 to the Schedule 13D dated February 23, 2005, the “Schedule 13D”), relates to the common stock, $0.001 par value per share (the “Common Stock”), of Prolong International Corporation, a Nevada corporation (the “Company”), with its principal executive offices located at 6 Thomas, Irvine, California 92618. The Company’s Common Stock is listed on the American Stock Exchange.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by the following persons:

(i) St. Cloud Capital Partners, LP, a Delaware limited partnership (“St. Cloud Partners”), SCGP, LLC, a Delaware limited liability company (“SCGP”), St. Cloud Capital, LLC, a California limited liability company (“St. Cloud Capital”), Marshall S. Geller, an individual (“Mr. Geller”), and Cary Fitchey, an individual (“Mr. Fitchey”, and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, “St. Cloud”); and

(ii) Bedford Oak Capital, L.P., a Delaware limited partnership (“Bedford I”), Bedford Oak Offshore, Ltd., a Cayman Islands company (“Bedford II”), and Harvey P. Eisen, an individual (“Mr. Eisen”, and collectively with Bedford I and Bedford II, “Bedford”).

St. Cloud and Bedford are referred to herein collectively as the “Reporting Persons.”

(b) (i) The address of the principal business of each of St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(ii) The address of the principal business of each of Bedford I, Bedford II and Mr. Eisen is 100 South Bedford Road, Mount Kisco, New York 10549.

(c) (i) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

(ii) The principal business of Bedford I and Bedford II is to invest in companies. The principal business of Mr. Eisen is investment management, including the management of Bedford I and Bedford II.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller, Mr. Fitchey and Mr. Eisen are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change has occurred to this item of the Schedule 13D, except as described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

As described in more detail in the Schedule 13D, St. Cloud Capital and another party proposed a recapitalization of the Company (the “Proposal”) as outlined in a non-binding proposal letter dated February 15, 2005 addressed to the Company’s Board of Directors (the “Proposal Letter”). A copy of the Proposal Letter is attached as Exhibit 2 to the Schedule 13D. As of the date hereof, the Company has not accepted the Proposal and, as result, St. Cloud Capital has notified the Company that it is withdrawing the Proposal. In addition, St. Cloud Capital’s two appointees to the Company’s Board of Directors – Mr. Fitchey and Robert W. Lautz – have submitted a resignation letter to the Company pursuant to which both resigned as members of the Board effective as of March 18, 2005.

Although none of the Reporting Persons presently has any alternative plan or proposal which relates to, or could result in, a recapitalization of the Company or any other of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, the Reporting Persons may decide in the future to take one or more of such actions (including proposing another recapitalization). Furthermore, the Reporting Persons may elect to exercise all or a portion of the warrants held by them and/or increase or decrease the size of their investment in the Company (including without limitation by selling any shares of Common Stock which they currently hold). Factors which the Reporting Person will consider in deciding whether to take any of the foregoing actions include without limitation (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market conditions, (vi) tax considerations, and (vii) other factors deemed relevant.

Except as described above, there has been no material change has occurred to this item of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

On March 14, 2005, St. Cloud Partners acquired 1,000,000 shares of Common Stock for a purchase price of $0.06 per share in connection with a partial exercise of the St. Cloud Warrant. In accordance with the terms of the St. Cloud Warrant, St. Cloud Partners elected to have 283,019 of the 1,000,000 shares withheld as payment in full of the exercise price for the acquired shares. As a result of the warrant exercise, St. Cloud Partners holds 716,981 shares of Common Stock, and the ability to acquire an additional 2,999,492 shares of Common Stock upon further exercise of the St. Cloud Warrant. Such shares, together, comprise 10.0% of the Common Stock based on an assumed 33,502,405 shares of Common Stock outstanding (and excluding outstanding options and warrants).

Except as described above, no material change has occurred to this item of the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change has occurred to this item of the Schedule 13D, except as noted in Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement, dated as of February 23, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller, Mr. Fitchey, Bedford I, Bedford II and Mr. Eisen.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2005	ST. CLOUD CAPITAL PARTNERS, LP

	By:	SCGP, LLC
	Its:	General Partner

	By:	/s/ Marshall S. Geller
	Name:	Marshall S. Geller
	Title:	Senior Managing Member

Dated: March 21, 2005	SCGP, LLC

	By:	/s/ Cary Fitchey
	Name:	Cary Fitchey
	Title:	Managing Member

Dated: March 21, 2005	ST. CLOUD CAPITAL, LLC

	By:	/s/ Cary Fitchey
	Name:	Cary Fitchey
	Title:	Managing Member

Dated: March 21, 2005	MARSHALL S. GELLER

	By:	/s/ Marshall S. Geller
Marshall S. Geller

Dated: March 21, 2005	CARY FITCHEY

	By:	/s/ Cary Fitchey
Cary Fitchey

Dated: March 21, 2005	BEDFORD OAK CAPITAL, L.P.

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Partner

S-1

Dated: March 21, 2005	BEDFORD OAK OFFSHORE, LTD.

	By:	/s/ Harvey P. Eisen
	Name:	Harvey P. Eisen
	Title:	Chairman and Managing Partner

Dated: March 21, 2005	HARVEY P. EISEN

	By:	/s/ Harvey P. Eisen
Harvey P. Eisen

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of February 23, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller, Mr. Fitchey, Bedford I, Bedford II and Mr. Eisen.